                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                          National Mercantile Bancorp
                               (Name of Issuer)

                6.5% Noncumulative Convertible Preferred Stock
                                      and
                                 Common Stock
                        (Title of Class of Securities)

                                  636912-10-7
                                (CUSIP Number)

                              Mr. Michael Dreyer
                         Dreyer, Edmonds & Associates
                          An Accountancy Corporation
                      355 South Grand Avenue, Suite 4150
                          Los Angeles, CA 90071-1560
                                (213) 683-8790
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 12, 1997
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   [ ].

______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 6 Pages)
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CUSIP NO. 636912-10-7                    13D                   Page 2 of 6 Pages


     9830 Investments No. 1, Ltd., a California limited partnership ("Partnership"), hereby files this Amendment No. 2 to Schedule 13D relating to the common stock (the "Common Stock") and the 6.5% Noncumulative Convertible Preferred Stock (the "Preferred Stock," and together with the Common Stock, the "Stock") of National Mercantile Bancorp (the "Issuer"). As required by Rule 13d-2(c), this Amendment No. 2 restates (with appropriate updating) the entire text of the Schedule 13D. This Amendment reports a reduction in the reporting person's ownership of the fully diluted Stock of the Issuer as a result of transactions described further in Item 5.


1    Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons (Entities Only)

          9830 Investments No. 1, Ltd., a California limited partnership EIN 95-4232429

2    Check the appropriate box if a member of a Group*:

                                                                        (a)  [ ]
                                                                        (b)  [ ]
________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    Source of Funds*:

          WC

5    Check box if disclosure of Legal Proceedings
     is required pursuant to Items 2(d) or (e)                               [ ]

6    Citizen or place of organization:

          California

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power:

          63,282 shares of Preferred Stock, convertible into 63,282 shares of Common Stock

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power:

          -0-

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power:

          63,282 shares of Preferred Stock, convertible into 63,282 shares of Common Stock

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power:

          -0-

11   Aggregate amount beneficially owned by each Reporting Person:

          63,282 shares of Preferred Stock, convertible into 63,282 shares of Common Stock

12   Check Box if the aggregate amount in Row (11) excludes certain shares*  [ ]


13   Percent of class represented by amount in Row (11):

          7% of the outstanding shares of Preferred Stock, representing 5.1% of the voting power of all Stock and 15.8% of the voting power of the Common Stock that would be outstanding if the reporting person converted its shares of Preferred Stock and no other holder did.

14   Type of Reporting Person*:

          PN
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CUSIP NO. 636912-10-7                    13D                   Page 3 of 6 Pages


Item 1. Security and Issuer

         Title of Class:  6.5% Noncumulative Convertible Preferred Stock (the
                          "Preferred Stock") and Common Stock (the "Common Stock") of the Issuer. The Preferred Stock and Common Stock are referred to collectively as the "Stock."

         Issuer:          National Mercantile Bancorp ("Issuer")
                          1840 Century Park East
                          Los Angeles, California  90067

Item 2. Identity and Background

         This statement is made and filed by 9830 Investments No. 1, Ltd., a California limited partnership (the "Partnership").

         The principal business of the Partnership is to hold an equity interest in the Issuer. The general partner of the Partnership is OMH, Inc., a California corporation formerly called Creative Artists Agency, Inc. (the "General Partner") and the successor by merger to the position of its former wholly-owned subsidiary, Creative Subsidiary No. 3, Inc., which was the original general partner of the Partnership. The principal business of the General Partner is making and holding investments. The address of the principal business and principal office of both the Partnership and the General Partner is: c/o Dreyer, Edmonds & Associates, an Accountancy Corporation, 355 South
Grand Avenue, Suite 4150, Los Angeles, California 90071.   During the past five
years, neither the Partnership nor the General Partner has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         The executive officers and directors of the General Partner are Michael Dreyer, Robert Goldman, William Haber, Michael Ovitz and Michael Rubel, each of whom is a citizen of the United States. Mr. Dreyer is a business manager and certified public accountant with the firm of Dreyer, Edmonds & Associates, which is an accountancy corporation. His and such firm's business address is 355 South Grand Avenue, Suite 4150, Los Angeles, California 90071. Messrs. Goldman and Rubel are officers of Creative Artists Agency, LLC, a talent agency. Their business address is the address of such firm, which is 9830 Wilshire Boulevard, Beverly Hills, California. Mr. Haber is principally employed with Save the Children Foundation, a charitable organization. His and such firm's business address is 54 Wilton Road, P.O. Box 950, Westport, Connecticut 06880. Mr. Ovitz is a private investor making and holding investments for his own account, whose business address is 9465 Wilshire Boulevard, Suite 750, Beverly Hills, California 90212.

Item 3. Source and Amount of Funds or Other Consideration

         The source of funds for all acquisitions of Stock by the Partnership has been capital contributions to the Partnership by its general and limited partners. The Partnership originally acquired 31,640 shares of Common Stock in February 1990 (as adjusted for a 1-for-9.09 reverse stock split effected by the Issuer in June 1997) for an aggregate of $3,163,765. On June 23, 1997, the Partnership paid an additional $632,820 to the Issuer for 63,282 shares of Preferred Stock. Such shares were acquired upon a pro rata exercise of subscription rights distributed by the Issuer pro rata to all holders of its Common Stock pursuant to a rights offering registered on a registration statement on Form S-2 (File No. 333-21455).
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CUSIP NO. 636912-10-7                    13D                   Page 4 of 6 Pages


Item 4. Purpose of Transaction

         The Partnership acquired all shares of Stock, including those shares it presently owns, for investment. In the ordinary course of business, the Partnership reviews the performance of its investment on a continuing basis. Depending on various factors, including the Issuer's business affairs, prospects, financial position, price levels of shares of the Preferred Stock and the Common Stock, conditions in the securities markets, general economic and industry conditions, as well as other opportunities available to it, the Partnership will take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time. The Partnership may purchase additional shares of Preferred Stock and/or Common Stock through open market purchases or privately negotiated transactions, tender offer or otherwise, or may, and hereby reserves the right to, sell some or all of its holdings in the open market or in privately negotiated transactions to one or more purchasers.

         As part of its ongoing review of its investment in the Preferred Stock, the Partnership may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above. There is no assurance that the Partnership will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Partnership may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Preferred Stock and the Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions.

         Although the foregoing describes activities and possibilities which the Partnership reserves the right to consider in the future, the Partnership has no plans or proposals with respect to any of the matters set forth in paragraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

         The Partnership originally acquired 31,640 shares of Common Stock in February 1990 (as adjusted for a 1-for-9.09 reverse stock split effected by the Issuer in June 1997). At the time, the Issuer had only Common Stock outstanding, and the Partnership's interest represented approximately 9.8% of the Common Stock then outstanding.

         In June 1997, the Issuer effected a recapitalization plan, pursuant to which it issued Preferred Stock to certain new investors and offered all of its then existing holders of Common Stock the right to subscribe pro rata for up to two shares of Preferred Stock for each share of Common Stock then held. The recapitalization plan was the subject of a registration statement on Form S-2 (File No. 333-21455), as well as a proxy statement. Each share of Preferred
Stock was and is convertible into Common Stock on a share-for-share basis and votes on a share-for-share basis on all matters on which Common Stock may be voted. In the Issuer's proxy statement distributed in connection with the recapitalization, the Issuer noted that, as a result of the recapitalization, a holder of Common Stock would experience a minimum dilution of 18% (even if it exercised its subscription rights in full) and a maximum dilution of 72% in such holder's voting rights and interest in future net earnings. As noted above in response to Item 3, on June 23, 1997, the Partnership exercised its subscription rights on a pro rata basis to acquire 63,282 shares of Preferred Stock at $10 per share, but by virtue of such terms of the recapitalization, the
Partnership's voting rights in, and participation in the financial results of, the Issuer were actually diluted despite such purchase upon exercise of its pro rata rights.
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CUSIP NO. 636912-10-7                    13D                   Page 5 of 6 Pages


         On December 12, 1997, the Partnership sold 13,122 shares of Common Stock in a privately negotiated transaction for $13.50 per share, and on December 15, 1997, it sold an additional 18,518 shares of Common Stock in a privately negotiated transaction for $13.50 per share. Such shares constituted all of the 31,640 shares of Common Stock that the Partnership had acquired in 1990, and, as a result, at the date hereof, the Partnership now owns only the Preferred Stock it acquired in the pro rata rights offering described in the preceding paragraph under this Item 5.

         Consequently, the Partnership currently beneficially owns 63,282 shares of Preferred Stock which are convertible into 63,282 shares of Common Stock on a share-for-share basis. The Partnership has sole voting and investment power as to these shares. Such ownership represents approximately 7.0% of the outstanding Preferred Stock and approximately 5.1% of the voting power of all Stock -- both outstanding Common Stock and outstanding Preferred Stock. If, in accordance with the last sentence of Rule 13d-3(d)(1)(i), it were assumed that the Partnership converted all of its shares of Preferred Stock into Common Stock and no one else did, then the Partnership would directly own 15.8% of the then outstanding Common Stock, but the Partnership's percentage of the voting power of all classes of Stock would remain at 5.1%. Such percentage calculations are based upon the shares of Stock outstanding as disclosed in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 1997.

         In addition to shares of Stock owned by the Partnership, Mr. Goldman and his wife beneficially own 412 shares of Common Stock, over which they have sole voting and investment power. No other person named in Item 2 of this statement beneficially owns any shares of the Issuer's Stock, and except as described above, no person named in Item 2 of this statement has effected any transactions in shares of the Preferred Stock or Common Stock in the past sixty
(60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There do not exist any contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 of this statement or between such persons and any other person or persons with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

         There do not exist any written agreements, contracts, arrangements, understandings, plans or proposals required to be filed pursuant to Item 7 of
Schedule 13D.
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CUSIP NO. 636912-10-7                    13D                   Page 6 of 6 Pages


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 1997                  9830 Investments No. 1, Ltd.
                                         A California Limited Partnership

                                         By: OMH, Inc.
                                             a California corporation,
                                             General Partner

                                             By:        /s/
                                                  Michael Dreyer
                                                  Chief Financial Officer